Erica L. Zong Evenson

Associate

+1.202.373.6182

erica.zong@morganlewis.com

June 25, 2024

via EDGAR

Christopher Bellacicco

Attorney Adviser

Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:	Pearl Diver Credit Company LLC (the “Company” or “Registrant”)
File Nos. 333-275147; 811-23912

Dear Mr. Bellacicco,

This letter responds to Staff comments relating to pre-effective amendment number 2 to the Registrant’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement was filed with the U.S. Securities and Exchange Commission on May 31, 2024. Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement. Further, we are still preparing responses to comments received from the Staff relating to the financial statements included in the Registration Statement filed on May 31, 2024 and will provide such responses under separate cover.

GENERAL

1.	Comment: Please confirm that the Registrant will receive a “no objections letter” from FINRA prior to the commencement of the offering.

Response: The Registrant confirms that it will receive such letter prior to the commencement of the offering.

PROSPECTUS

Page 17 – SUMMARY OF OFFERING

2.	Comment: The penultimate sentence under the “Investment Advisory Agreement” sub-section states that “[t]he Investment Advisory Agreement may also be terminated by us without penalty upon written notice to the Adviser and by the Adviser upon not less than 90 days’ written notice to us.” Further, the last sentence of the “Duration and Termination” section on p. 67 states that “[t]he Investment Advisory Agreement may also be terminated by our board of directors or the affirmative vote of a majority of our outstanding securities (as defined in the 1940 Act) without penalty upon written notice to the Adviser and by the Adviser upon not less than 90 days’ written notice to us.” Please confirm that the board of directors can terminate the investment advisory agreement upon not more than 60 days’ written notice as required by Section 15 of the 1940 Act.

Response: The Registrant confirms that, consistent with Section 15 of the 1940 Act, the board of directors can terminate the agreement upon not more than 60 days’ written notice.

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Page 27 – RISK FACTORS

3.	Comment: Pre-effective amendment number 1 to the Registration Statement included the following disclosure “[a]dditionally, any investment adviser to such subsidiaries will comply with the provisions of the 1940 Act relating to investment advisory contracts as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act.” Please reinsert this sentence.

Response: The Registrant confirms that it has reinserted this sentence.

Page 65 – THE ADVISER AND THE ADMINISTRATOR

4.	Comment: The sentence above the other accounts managed table states “[t]he following table sets forth accounts within each category listed for which members of the Investment Team are jointly and primarily responsible for day-to-day CLO portfolio management as of [December 31, 2023.]” Please provide this information as of the most recent practicable date as required by Instruction 1 to Item 21.1 of Form N-2.

Response: The Registrant confirms that it will provide this information as of the most recent practicable date.

5.	Comment: The Other Pooled Investment Vehicles column of the other accounts managed table includes $2.5 billion as the amount of assets managed by each portfolio manager, but only includes a number of accounts for Indranil Basu. Please add the number of accounts for each portfolio manager.

Response: The Registrant confirms that it has added the number of accounts to the Other Pooled Investment Vehicles column for each portfolio manager.

Page 75 – MANAGEMENT

6.	Comment: In the directors table under the Biographical Information about each Director sub-section, please include separate headings for the interested directors and independent directors as required by General Instruction 2 to Item 18 of Form N-2.

Response: The Registrant confirms that it has added the requested headings to the directors table.

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Page 78 – MANAGEMENT

7.	Comment: The sentence above the officers table under the Officers sub-section states “[i]nformation regarding our officers who are not directors is as follows[.]” The Staff notes that one officer is also a director, so please rephrase this statement.

Response: The Registrant has made the requested change.

Page 104 – UNDERWRITING

8.	Comment: There is a sentence that reads “[t]he representative shall be entitled to thirty percent (30%) economics for such Subject Transactions, provided that the parties may in good faith agree on a lower percentage if required in order to facilitate the Subject Transaction.” Please clarify what “economics” means in this context.

Response: We have revised the disclosure as follows:

Upon the closing of the offering, we have agreed to grant the representative an irrevocable right of first refusal, for a period of  twelve (12) months from closing, to act as joint investment banker, joint book-runner, and/or joint placement agent, at the representative’s sole discretion, for each and every future public equity and public debt offering, including all equity linked financings (each, a “Subject Transaction”), during such twelve (12) month period, of the Company, or any successor to or any current or future subsidiary of the Company, on terms and conditions customary to the representative for such Subject Transactions. The representative shall be entitled to thirty percent (30%) economics (calculated by dividing the gross spread based on underwriting responsibility) for such Subject Transactions, provided that the parties may in good faith agree on a lower percentage if required in order to facilitate the Subject Transaction.

PART C

Page 3 – Item 30. INDEMNIFICATION

9.	Comment: The Staff notes that the first paragraph of this section includes disclosure limiting a directors’ liability with respect to his or her duty of care. Please revise the disclosure in the Part C and the Certificate of Incorporation to clarify that, notwithstanding anything to the contrary in the Certificate of Incorporation, nothing in the governing documents modifying, restricting, or eliminating the duties or liabilities of directors shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of directors with respect to matters arising under the federal securities laws.

Response: The Registrant has made the requested changes to the Part C and will include consistent language in the Certificate of Incorporation.

10.	Comment: The disclosure required by Rule 484 of the Securities Act of 1933 appears to have been removed. Please either reinsert this disclosure or explain why such disclosure isn’t applicable.

Response: The Registrant has re-inserted the relevant disclosure.

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Should you have any questions regarding this letter, please contact me at (202) 373-6182.

Sincerely,

/s/ Erica L. Zong Evenson
Erica L. Zong Evenson
Morgan Lewis & Bockius LLP

cc:	Thomas S. Harman, Partner, Morgan Lewis & Bockius LLP
Matthew J. Wolock, Associate, Morgan Lewis & Bockius LLP
John C. Lee, Branch Chief
Christian T. Sandoe, Assistant Director

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